EXHIBIT 7.03

March 6, 2005

SUMMARY OF PROSPECTIVE TERMS

THIS SUMMARY OF PROSPECTIVE TERMS SHALL NOT CREATE ANY AGREEMENT, ARRANGEMENT OR UNDERSTANDING BETWEEN THE PERSONS IDENTIFIED HEREIN WITH RESPECT TO INSIGHT OR THE STOCK OF INSIGHT FOR PURPOSES OF ANY LAW, RULE, REGULATION, OR OTHERWISE, UNTIL SUCH TIME AS DEFINITIVE DOCUMENTATION AND ANY AGREEMENT, ARRANGEMENT OR UNDERSTANDING HAS BEEN APPROVED BY THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY AND THEREAFTER EXECUTED AND DELIVERED BY THE COMPANY AND ALL OTHER RELEVANT PERSONS.

I. Transaction Description

Overview:	The members of the Company’s management team and certain related parties who agree to be bound by the terms of a transaction (collectively, “Management”) and TC Group, L.L.C., an affiliated entity of The Carlyle Group (“Sponsor”), would form a limited liability company (the “LLC”) to acquire, at the Transaction Price, 100% of the common stock of the Company.

Structure:	As described below, members of Management would contribute a portion of such member’s equity in the Company to the LLC in exchange for Class A units in the LLC. The Sponsor would make a cash investment in the LLC in exchange for Class A units in the LLC, with the number of Class A units being equal to the amount of the cash investment divided by the Transaction Price. The LLC would create a corporate subsidiary which would merge with and into the Company, with the Company as the surviving corporation in the merger. In the merger outstanding shares of the Company’s stock (other than those held by the LLC) would be converted into the right to receive a cash payment equal to the Transaction Price. The transaction would be structured, as described herein, so as not to constitute a “transfer of control” under the Amended and Restated Limited Partnership Agreement of Insight Midwest (the “Partnership Agreement”) or a change in control under the credit agreement or indentures of the Company and its subsidiaries. In furtherance of the foregoing, existing control of the Company would be maintained by issuing to Sidney R. Knafel (“SRK”) and Michael S. Willner (“MSW”) new super-voting preferred shares of the Company, which would not accrue dividends and would have a nominal liquidation value (the “Preferred Shares” and their holders, the “Preferred Stockholders”).

II. Management Economic Package

Equity Rollover:	SRK and certain related parties would roll over 100% of their common shares into a corresponding number of Class A units in the LLC. All other members of Management would roll over, in such a way as to minimize the amount of accelerated vesting, at least two-thirds of such member’s common shares as of the close of business on March 4, 2005 (excluding loan exchange program shares (which rollover requirements will be discussed) and shares held in 401(k) accounts) into a corresponding number of Class A units in the LLC, provided that they would be given the opportunity, but not be required, to roll over common shares they have purchased on the open market or receive upon a future exercise of options. The remaining common shares not contributed to the LLC would be converted into the right to receive a cash payment equal to the Transaction Price. All shares held in a 401(k) account of an employee or former employee would be converted into the right to receive a cash payment equal to the Transaction Price, subject to the terms of the Company’s 401(k) plan’s trust.

Treatment of Options, Shares of Restricted Stock and Deferred Stock:	The parties will discuss the treatment of options, restricted stock and deferred stock.

Performance based incentive:	Management would receive a performance based incentive that would be structured as a profits interest in the LLC under applicable IRS regulations. This profits interest (the “Promote Profits Interest”) would provide for tiered allocations based upon the Sponsor’s Class A units achieving internal rate of return levels as follows:

•	Profits would first be allocated to the Class A units and to certain profits interests (the “Class B Units”) (based on the number of units held and to the extent agreed upon thresholds are met), until the Sponsor’s IRR is equal to 10%;

•	Next, remaining profits would be allocated 95% to the Class A units and the Class B units (as aforesaid) and 5% to the Promote Profits Interest, until the Sponsor’s IRR is equal to 15%;

•	Next, remaining profits would be allocated 90% to the Class A units and the Class B units (as aforesaid) and 10% to the Promote Profits Interest, until the Sponsor’s IRR is equal to 20%;

•	Next, remaining profits would be allocated 85% to the Class A units and the Class B units (as aforesaid) and 15% to the Promote Profits Interest, until the Sponsor’s IRR is equal to 25%;

•	Thereafter, remaining profits would be allocated 75% to the Class A units and the Class B units (as aforesaid) and 25% to the Promote Profits Interest.

Distributions would be made in the same manner as allocations (i.e., first to the Class A units to return the initial capital of the Sponsor and the rollover investors and then following the same waterfall as the profits allocations as described above).

The parties will agree on the allocation at closing of 90% of the Promote Profits Interests among certain current members of Management and directors by awarding them with a specified number of Promote Profits Interest units (“Class P units”). Following the closing, the Company would be permitted to award an aggregate number of additional Class P units equal to the number of Class P units that have been forfeited plus the 10% of the total that was not allocated at closing to members of management and directors. An award may only be made if Management recommends the award to the Compensation Committee, and the Compensation Committee approves such award. All Class P units that are not awarded at the time of a sale of the Company or a Qualified IPO would be awarded at that time pursuant to the recommendations of Management and the approval of the Compensation Committee, provided that if Management and the Compensation Committee cannot agree, the remaining Class P units would be awarded pro rata based on the then current ownership of Class P units.

The Class P units issued to Management and directors would vest as follows: (i) 50% of all units issued to SRK would vest in full immediately upon issuance, with the balance vesting ratably at the end of each of the 5 years following issuance; (ii) 10% of the units issued to MSW would vest immediately upon issuance, with 20% vesting at the end of each of the 4 years following issuance, and the remaining 10% vesting at the end of the fifth year following issuance; and (iii) units issued to any other person would vest 20% at the end of each of the 5 years following issuance.

Acceleration of Vesting and Forfeiture:	All of SRK’s and his related parties’ unvested LLC units, of whatever class, would vest upon the closing of the sale of the Company or his death or disability. In addition, upon a recapitalization (or like transaction) or the consummation of an IPO in response to a liquidity request as described in “Exit Provisions” below, a portion of SRK’s and his related parties’ unvested LLC units would vest to the extent necessary to allow them to obtain liquidity for 2/3 of the aggregate value of their Class A, Class B and Class P interests as described below.

All unvested LLC units, of whatever class, held by any person then employed by the LLC or the Company would vest upon the closing of the sale of the Company or the death or disability of such person. For these purposes, “disability” means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last continuously through the final vesting date of the applicable LLC unit.

Upon his involuntary termination other than for cause (to be defined), all of MSW’s unvested LLC units other than his unvested Class P units would immediately vest. In addition, a number of MSW’s unvested Class P units equal to the amount, if any, by which one-half of the total number of MSW’s vested and unvested Class P units exceeds the number of MSW’s Class P units that had vested as of the date of his involuntary termination would immediately vest.

Except as set forth above, all unvested LLC units, of whatever class, held by any person (other than SRK or MSW) would be forfeited on the date that such person is no longer employed by the LLC or the Company.

Key Management Employment Agreements:	Term – 3 years Employees covered – MSW, DJ, JA Existing compensation guarantee arrangements would remain in full force and effect.

Bonus Pool for Management:	$3 million annual aggregate bonus pool, subject to adjustment as described below. $1.5 million of the pool would be awarded each year in accordance with the recommendations of SRK and MSW in consultation with the Compensation Committee. Each year, the portion of the $1.5 million balance actually awarded would equal $1.5 million less $150,000 per each percentage point, if any, that actual EBITDA for that year falls below the level of EBITDA contained in the budget for such year (provided, for the avoidance of doubt, that such balance in any year may not fall below $0 or exceed $1.5 million). The balance would be allocated in accordance with the recommendations of SRK and MSW, provided the Compensation Committee would have to approve those allocations.

Fees to Sponsor:	3% of aggregate committed capital, which would be payable upon closing of the transaction

Sponsor monitoring fees of $1.5 million per annum, payable quarterly.

III. Liquidity

Transfer Restrictions:	No equity holder would be permitted to transfer its interest except as described below, subject to (i) each party’s right to transfer to “Permitted Assignees” (to be defined) and (ii) customary post-IPO transfer and registration rights. The foregoing notwithstanding, (i) the Sponsor would have the right to syndicate up to an agreed percentage of its economic investment to parties reasonably acceptable to Management so long as Sponsor does not transfer its consent, director designation, exit or exit process control rights without approval of Management; and (ii) the Sponsor or

Management, as the case may be, would have the right to make transfers of their interest to any party if at the time and under the circumstances of the transfer the Sponsor, the Preferred Stockholders or SRK, as applicable, is entitled under “Exit Provisions” below to cause a sale of the Company, subject both to customary tag-along rights and to customary drag-along rights. In addition, in the event Sponsor sought to make a transfer other than as set forth above, it could do so, but only if (x) Management approved the transferees and, insofar as they would impact the future relationship and rights among Management, the Sponsor and the transferees, the terms, and (y) Management has customary tag-along rights with respect to such transfer.

Exit Provisions:	At the end of three years, the Sponsor would have the right to trigger the split-up arrangements under (and in conformity with) the Partnership Agreement and/or to cause a sale or Qualified IPO of the Company, or a leveraged recapitalization that results in a pro rata return of capital. Following a Qualified IPO (as defined below), holders of LLC units would be entitled to reasonable and customary registration rights (to be determined) in connection with the Company common stock they would be entitled to receive with respect to their LLC units, based on the IPO True-Up Calculation (as defined below). A Qualified IPO would be a firm commitment underwritten public offering of at least $200,000,000 and of at least 20% of the equity value of the Company on a nationally recognized exchange or automated dealer quotation system. The Company common stock that holders of LLC units would be entitled to receive in exchange for their LLC units would be determined using an equity valuation of the Company based on the volume–weighted average closing price of the Company’s common stock for each of the twenty trading days preceding the 60th day following the closing of the IPO, provided that the underwriters have determined prior to the filing of the IPO that the public valuation of the Company would not be materially lower than the valuation of the Company in the context of a private sale. If the underwriters have not so determined, the equity valuation for these purposes would be as determined by an independent investment bank or appraiser (to be determined) based on parameters and procedures to be determined (the foregoing two sentences, the “IPO True-Up Calculation”). The Company common stock to be received in respect of their unvested LLC units would continue to be subject to the same vesting schedule.

The parties would effect the IPO and the liquidation of the LLC so as not to constitute a “transfer of control” under the Partnership Agreement (if then in effect) or a change in control under the credit agreement or indentures of the Company and its subsidiaries. The parties would replicate the parties’ governance rights as in effect prior to the IPO as nearly as practicable taking into account applicable legal and market restraints.

Prior to the end of three years, either the Sponsor or the Preferred Stockholders would have the right to cause a sale of the Company and as part of such sale transaction trigger the split-up arrangements under (and in conformity with) the Partnership Agreement, so long as the proceeds available in respect of the Sponsor’s equity and the rollover equity were at least two times the going-in price for such equity.

The Sponsor would have ultimate control over the split-up under the Partnership Agreement and any sale, IPO or recapitalization processes, from and after the third anniversary of the Closing and at any time if the split-up process were triggered by Comcast. The Board would control such processes prior to the third anniversary of the closing unless the split-up were triggered by Comcast. In connection with the foregoing, the parties would cooperate fully and in good faith, Sponsor would consult with the Management in good faith and keep Management informed, and the parties would use their commercially reasonable efforts to ensure that the process is fair to both parties.

After the fourth anniversary of the closing, SRK can, if the Company has not previously had a Qualified IPO or a liquidity transaction that provided SRK and his related parties with an opportunity to receive distributions or sale proceeds equal to no less than 66 2/3% of the value of their aggregate Class A, Class B and Class P interest in the Company at the time, deliver a liquidity request to the Sponsor. Within 365 days of the delivery of such a request the Sponsor shall, at its option, either (i) commence the process of seeking to effectuate a Qualified IPO, in which case the Sponsor shall thereafter use its reasonable best efforts to consummate such offering as expeditiously as possible consistent with market conditions, (ii) commence a recapitalization or other transaction in which SRK and his related parties receive as redemption, distribution or other proceeds (together with any proceeds previously received) 66 2/3% of the fair market value of their aggregate Class A, Class B and Class P interest in the Company, or (iii) commence the process of selling the Company, in which case the Sponsor shall thereafter use its reasonable best efforts to effectuate such transaction as expeditiously as possible (provided that the Sponsor shall have no obligation to effectuate a sale at a value that yields (together with any proceeds previously received) an internal rate of return to the Sponsor of less than 9%, it being understood that Sponsor may not invoke the 9% IRR condition after a definitive agreement for a sale transaction has been executed, but that the 9% IRR would be determined based on an estimated closing date). If the Sponsor elects option (i) or (ii) and is unable to complete such liquidity event within six months of the delivery of the commencement, SRK may require the Sponsor to commence the process of selling the Company pursuant to clause (iii) above (subject to the 9% internal rate of return condition). If Sponsor does not cause a Qualified IPO, recapitalization or sale to be consummated as described above, SRK would retain the right to renew his liquidity request (6 months after the conclusion of the previous process) until a Qualified IPO, recapitalization or sale is consummated.

In the event the liquidity request is satisfied with a Qualified IPO, the registration rights and IPO True-Up Calculation described above would apply.

In the event the liquidity request is satisfied with a recapitalization or like transaction, SRK and his related parties would not be entitled to receive as redemption, distribution or other proceeds (together with any proceeds previously received) more than 66 2/3% of the fair market value of their aggregate Class A, Class B and Class P interest in the Company. The fair market value would be determined by retaining an independent investment bank or appraiser (to be determined) to value the Company based on parameters and procedures to be determined and then determining what SRK’s and his related parties aggregate Class A, Class B and Class P interest in the LLC would be worth based on a sale for that value. SRK may rescind his liquidity request if he is not satisfied in his sole discretion with the fair market value determination, provided that SRK would not be entitled to make a subsequent liquidity request for 6 months. Upon a final sale of the Company (which for purposes of this term sheet includes any transaction after which the Sponsor (together with its limited partners and syndicate members, if any) owns less than 10% of the equity of the Company), the Sponsor’s IRR and the amount distributable in respect of Class P units, Class A units and Class B units would be determined based on actual distributions that have been made to the Sponsor, the valuation of the Company implicit in the final sale transaction and the amount of deferred and restricted and unvested units that actually issued or vested. In the event SRK and his related parties received distribution or redemption proceeds as a result of a recapitalization, SRK’s and his related parties’ proceeds in respect of the final sale would be adjusted such that SRK’s and his related parties aggregate proceeds from the sale transaction and the recapitalization transaction are equal to the proceeds SRK and his related parties would have received from all of SRK’s and his related parties aggregate Class A, Class B and Class P interest in the sale transaction had there been no interim recapitalization transaction, provided that SRK and his related parties would never be required to refund any proceeds paid to them in the recapitalization transaction.

IV. Governance

Board Representation:	The Preferred Shares would entitle its holders to designate five directors and the Sponsor would have the right to designate four directors, for a total of nine directors. At least two designees of the Preferred Stockholders and one designee of the Sponsor would be required to be independent. Following the closing, a person would be “independent” only if a majority of the Board (including a majority of the then sitting independent directors) determines that the person has no material relationship with the Company, has no current or prior relationship with Management, the Company or the Sponsor that might cause the director to act other than entirely independently with respect to all issues that come before the Board, and otherwise satisfies the requirements of independence under the New York Stock Exchange rules. Replacements for directors designated by Management or the Sponsor, as the case may be, may be designated only by the parties originally entitled to designate such directors, however the vacancy is created. Replacements for directors required to be independent would also be required to be independent. Current provisions requiring that directors can only be removed for cause would remain in place as to the independent directors. Terms would be staggered, with the three independent directors having three year terms.

The Compensation and Governance Committees of the Board initially would be made up of three directors (two independent directors and one Sponsor designee). The Audit Committee would be made up of two independent directors if and to the extent required by securities laws and would otherwise be constituted in the same manner as the other committees.

The charter of the Governance Committee would provide that it shall assume the functions of an executive committee (scope of authority to be agreed upon) following (i) any default under any of Sections 7.12, 7.13 or 7.14 of the Insight Midwest Holdings, LLC Credit Agreement, regardless of whether such Credit Agreement has been terminated, replaced or amended, or (ii) any payment default under any debt instrument at the Company or subsidiary levels (subject to a cure period equal to the lesser of three days or the applicable cure period contained in the debt instrument). In addition, following the consummation of the transactions contemplated by the split-up provisions of the Partnership Agreement, the composition of the Board would be adjusted so as in general to reflect the economic interests in the Company of Management and the Sponsor and the Preferred Shares would be retired.

Sponsor Consent Rights:	Subject to the parties’ exit rights, the Sponsor’s consent would be required before the Company could take or approve any of the following actions:

•	Any material change in the business of the Company or the partnership

•	Changing the charter or bylaws or the composition of the Board or of Board committees (i.e., size, allocation of seats, independence requirements), or the entity form or tax classification of the partnership or any subsidiary thereof (each, including the partnership, a “Subsidiary”)

•	Transactions with related parties (at each of the Company, partnership and other Subsidiary levels), including approval of management compensation plans, subject to the agreed upon Management economic package and it being understood that Sponsor’s consent would not be required with respect to Class P unit awards and bonus pool awards pursuant to the mechanisms described above

•	Changing the public accountants of the Company

•	Liquidating, dissolving, filing a petition in bankruptcy, or entering into an arrangement for the benefit of creditors, with respect to the Company, the partnership or any other Subsidiary

•	Any incurrence of material indebtedness (or material amendment of any agreement governing material indebtedness) or issuance of equity, preferred stock, convertible debt, options/warrants or sale of additional partnership interests, subject to customary carve-outs and definition of materiality for debt incurrence, or any calls by the partnership for additional capital contributions

•	Acquisition, disposition or exchange of material assets or equity interests (including equity interests of any Subsidiary), including sale or merger of the Company or IPO or recapitalization or other form of reorganization, and entering into any material joint ventures, subject to the rights of the parties under “Exit Provisions” above

•	Any declaration or payment of any distribution or dividends on, or repurchase or redemption of, the equity interests of the Company or any of its Subsidiaries, except as required under the Midwest Partnership Agreement

•	Any amendments to the Midwest Partnership Agreement

•	The commencement of the split-up procedures under the Partnership Agreement, subject to the rights of the parties under “Exit Provisions” above

•	Entering into certain contracts or strategic relationships (to be defined) outside the ordinary course of business that are material to the Company as a whole

•	Settling any material claim or lawsuit

•	Selection of a new general partner for a Subsidiary or admission of any new partners or members to any Subsidiary

•	The parties will agree on the 2005 budgets prior to signing of definitive agreements. Subsequent year operating and capital budgets must be approved by two thirds of the Board.

•	Selection of any replacement Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer. In the event there were a replacement CEO, such executive would become one of the Preferred Stockholders’ designees, unless the Preferred Stockholders decided not to consider such executive as a Preferred Stockholder designee, in which case (i) such executive would be entitled to a tenth Board seat, and (ii) the Preferred Stockholders would thereafter be entitled to designate three Management members and three independent members, and Sponsor would thereafter be entitled to designate three Sponsor members.

Information Rights:	Sponsor would have customary information rights, including access to management and monthly management reports, in form to be agreed.

Management Consents:	In every case in which this term sheet calls for consents, approvals or recommendations of Management, the consents, approvals or recommendations of SRK and MSW shall be sufficient.

V. Acquisition Mechanics

The parties will discuss the mechanics of proceeding with the transaction and negotiations with the Special Committee. Following Board approval and execution of definitive agreements until 12 months following termination of the merger agreement, Management would agree (solely in their capacity as stockholders of the Company and not in their fiduciary capacity as officers or directors of the Company) that it would not sell its stake in the Company or support another transaction.

     This summary is for discussion purposes only and creates no legal rights or obligations (including any obligation to negotiate or execute definitive documentation). This summary of prospective terms shall not create any agreement, arrangement or understanding between the persons identified herein with respect to the Company or the stock of the Company for purposes of any law, rule, regulation, or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the special committee and board of directors of the Company and thereafter executed and delivered by the Company and all other relevant persons.

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